SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

From: February 7, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                              .)

Enclosed:

Press release of February 7, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: February 7, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

February 07, 2005

IVANHOE MINES AGREES TO SELL AUSTRALIAN IRON MINE

COMPANY TO FOCUS ON DEVELOPMENT OF MONGOLIAN ASSETS

SINGAPORE — Ivanhoe Mines’ Chief Financial Officer Peter Meredith announced today that the company has entered into a definitive agreement to sell 100% of the Savage River iron ore mine in Australia to a subsidiary of Stemcor Holdings Limited, of London, England.

The purchase price consists of two initial payments totalling US$21.5 million, plus a series of contingent, escalating-scale annual payments based on the annual Nibrasco/JSM (Japanese Steel Mills) pellet price. The escalating-scale payments, to be made over five years, beginning March, 2006, could increase the total consideration paid to Ivanhoe to US$170 million.

For example, if the Nibrasco/JSM pellet-price settlements average US$50 a tonne this year, Ivanhoe will receive initial payments totalling approximately US$33 million over the next 14 months. The additional payments to Ivanhoe over the subsequent four years would amount to US$43 million if the Nibrasco/JSM pellet price remains at US$50 a tonne during this period. This would make the total payment to Ivanhoe approximately US$76 million.

Determination of the contingent, escalating-scale annual payments to Ivanhoe will be based on Savage River iron-ore pellet sales of 1.8 million tonnes per year for the next five years and an escalating pellet-price formula using the annual Nibrasco/JSM pellet price as the pricing benchmark. The payments will be made between April, 2005, and March, 2010, and calculated at an initial rate of US$1.00 a tonne if the annual benchmark price exceeds US$30 a tonne, and will escalate to a maximum of US$16.50 a tonne if annual pellet prices exceed US$80 a tonne.

The current Nibrasco/JSM price is US$38.10 a tonne. However, the chronic shortage of iron ore combined with continued strong worldwide demand for iron ore products has created expectations of significantly higher international pellet-price settlements in 2005. International pellet prices are negotiated annually in March/April between the major iron ore producers and consumers in Europe and Asia. According to recent media reports, several of the world’s largest iron ore pellet producers have requested price increases of between 50% and 90%. If a 50% increase is achieved, such a settlement would elevate the Nibrasco/JSM pellet price to approximately US$57 a tonne. If a 90% increase is achieved, the Nibrasco/JSM pellet price would rise to approximately US$72 a tonne.

Fuelled by strong demand for iron ore pellets from Chinese, Japanese, Korean and European steel mills, international pellet prices have risen sharply in recent years, increasing approximately 10% in 2003 and a further 19% in 2004.

If Nibrasco/JSM pellet price settlements average US$40 a tonne over the five-year period, the additional payments to Ivanhoe would amount to US$18 million, making total consideration for the sale US$39.5 million. If the average price is US$60 a tonne over the five-year period, the additional payments to Ivanhoe would amount to US$85.5 million, making total consideration for

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the sale US$107 million. If the average price is US$70 a tonne over the five-year period, the additional payments to Ivanhoe would amount to US$117 million, making total consideration for the sale US$138.5 million.

ABM Mining, a wholly-owned subsidiary of Ivanhoe Mines, has been producing iron ore pellets and concentrate at its integrated Savage River Mine, consisting of mining, pelletizing and shipping facilities in the state of Tasmania, since 1997. ABM holds the Savage River Mine through its indirect subsidiary, Goldamere Pty. Ltd. Pellet production from the mine in 2004 was approximately 2.1 million tonnes.

The Stemcor Group operates as a global provider of specialist services to the steel industry, in areas such as raw material supply, finished product marketing, logistics and trade finance.

The closing of the transaction is subject to regulatory approvals. The parties expect to close the transaction on, or before, February 28, 2005.

Ivanhoe’s decision to sell the Savage River Mine is part of the company’s plan to rationalize its non-core assets as it focuses on the accelerated shaft sinking and underground development of the world-class Hugo deposit at the company’s Oyu Tolgoi copper and gold project in Mongolia. Ivanhoe has a 100% interest in the Oyu Tolgoi project and owns or controls exploration rights covering approximately 118,000 square kilometres in Mongolia, where additional copper, gold and coal discoveries are being delineated. Ivanhoe produces LME grade A copper from its Monywa joint venture in Myanmar.

Ivanhoe’s shares are listed on the New York, Toronto and Australian stock exchanges under the symbol IVN.

Information contacts: Investors: Bill Trenaman / Media: Bob Williamson +1.604.688.5755

FORWARD-LOOKING STATEMENTS: This document includes forward-looking statements regarding Ivanhoe Mines, and its subsidiaries, business and project plans. Forward-looking statements include, but are not limited to, statements concerning expected future payments to Ivanhoe and future Nibrasco/JSM pellet prices. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian, US and Australian securities regulators.